

05040574

VF 3-23-05

RECD S.E.C.
MAR 0 1 2005
1086

SECURITI[illegible] [illegible]N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D. Godofsky (212) 314-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Godofsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Advisors, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN GEORGE
Notary Public, State of New York
No. 01GE5062537
Qualified in Queens County
Commission Expires July 1, 2006



Signature

Vice President and Controller

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss). or Operations
- [x] (d) Statement of Changes in Financial Condition. or Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. or Member's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
AXA Advisors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of AXA Advisors, LLC (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2005

Assets	
Cash and cash equivalents	$ 23,566,208
Cash in special account for the exclusive benefit of customers	4,666,822
Receivable from customers	73,967
Receivable from affiliates	8,823,661
Receivable from sponsors and broker-dealers	3,847,872
Securities owned at market value	207,396
Deferred expenses and other assets	1,557,202
Total assets	$ 42,743,128
Liabilities and Member's Capital	
Liabilities	
Payable to affiliates	$ 627,615
Payable to sponsors	4,241,086
Payable for concessions, commissions and fees	3,415,329
Securities sold, not yet purchased	32,078
Other liabilities	4,922,289
Total liabilities	13,238,397
Commitments, contingencies and guarantees	-
Member's Capital	
Total member's capital	29,504,731
Total liabilities and member's capital	$ 42,743,128

The accompanying notes are an integral part of these financial statements.

1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of AXA Distribution Holding Corporation ("Holding"), and an indirect subsidiary of AXA Financial Services, LLC, whose parent is AXA Financial, Inc. ("AXF").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by the AXA Equitable Life Insurance Company ("AXA Equitable"), a wholly owned subsidiary of AXA Financial Services, LLC. The Company focuses on the development and management of retail customers with an emphasis on advice and financial planning. The Company offers an asset management account with a variety of related services, and money management products such as asset allocation programs and wrap-fee accounts. Retail distribution of products and services is accomplished by financial professionals registered with the Company and AXA Network, LLC, an affiliate.

On July 8, 2004, AXF acquired The MONY Group Inc. ("MONY") and its subsidiaries, including MONY Securities Corporation ("MSC"), a broker-dealer and member of NASD. AXF has notified the regulators that it intends on withdrawing MSC's broker-dealer license, and MSC's financial professionals will become registered representatives of the Company. As a result, MSC's clients will become customers of the Company.

Holding intends to make additional capital contributions, as necessary, to fund operating losses to ensure the Company has sufficient operating resources.

2. Summary of Significant Accounting Policies

Securities transactions and related commission revenues and expenses and receivables and payables are recorded on a trade date basis. Securities transactions executed but not yet due for settlement as of December 31, 2004 are reflected in the Statement of Financial Condition and were subsequently settled after December 31, 2004.

Securities owned and securities sold, not yet purchased are reported in the Statement of Financial Condition at market value based upon quoted prices.

Short-term investments with original maturities of thirty-one days or less, as well as an investment in a money market fund are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2004 include commercial paper of $9,986,409 and an investment in an affiliated company's money market fund of $12,305,838. Interest income is accrued as earned.

Deferred expenses includes the unearned portion of sales compensation paid in advance to financial professionals with respect to certain client charges on wrap-fee accounts. The advances are adjusted quarterly when subsequent asset-based fees are billed to clients.

Deferred income is comprised of monies received from clients for the production of financial plans not yet completed. Revenue is recognized when the plan is completed and delivered to the client. At December 31, 2004, other liabilities includes $603,348 of deferred income.

Deferred income tax assets and liabilities are recognized based on the differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $14,940,142 which exceeded required net capital of $597,682 by $14,342,460 and the Company's ratio of aggregate indebtedness to net capital was 0.60 to 1.

4. Transactions with Affiliates

The Company receives concessions and fees for the sale of mutual funds offered by its affiliate, Alliance Capital Management L.P. Concessions and other revenues of $17,088,326 were earned on transactions with this affiliate in 2004.

The Company also received concessions and fees for the sale of AXA Premier Funds, an AXF proprietary open-end mutual fund product. During 2004, concessions and other revenues of $415,328 were earned on transactions related to the distribution of these funds.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services and a Distribution and Servicing Agreement, AXA Equitable provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2004, the Company incurred expenses of $67,087,529 for the cost of such services. Also during 2004, the Company earned $325,380 for providing distribution services to AXA Equitable.

In addition, the Company earned revenues of $325,716,960 from affiliates which were simultaneously paid out to financial professionals or paid to the affiliates for services pursuant to the agreements described above. Equal amounts of such revenue and expense are included in the Statement of Operations.

5. Capital Contribution

A capital contribution of $11,500,000 was made by Holding to the Company on October 28, 2004.

6. Taxes

As a single member limited liability company, the Company is treated as a division of Holding for Federal and most State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will be reimbursed by Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of the AXF affiliated group and it is reasonable to expect the Group's liability to be reduced. The Company is reimbursed for the use of such items under the State agreement in the years they actually reduce the consolidated State income tax liability of Holding.

During 2004, the Company was reimbursed $7,266,700 for federal income tax benefits accrued at December 31, 2003.

The Statement of Financial Condition includes a current federal income tax receivable of $6,069,800 and a deferred federal tax asset of $767,800 classified within Receivable from affiliates. The deferred federal tax asset resulted from temporary differences related to accrued litigation costs. The total expected federal income tax benefit, excluding $265,000 of non-deductible expenses, approximates the statutory rate of 35%.

The Company has recorded a State and Local deferred tax asset of $9,057,000 related to cumulative net operating losses for which a full valuation reserve has been recorded. The Company has determined that it is more likely than not that the state and local deferred tax asset will not be realized.

7. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2004, the Company has recorded no liabilities with regard to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

The Company holds certain short positions which will obligate it to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the market values of the related securities at December 31, 2004 and may incur a loss if the market value of the securities increases subsequent to that date.

8. Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific actions, the Company has provided a reserve for the estimated costs to be incurred as a liability in the Statement of Financial Condition. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's financial position.

In 2003, the Company began to examine its procedures and operations with respect to sales charge waivers available to clients who purchased mutual funds and in 2004 began processing refunds to clients. The Company has provided estimates in the Statement of Financial Condition for the balance of refunds due as well as for estimated costs of other regulatory matters that it is currently involved with.